SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

US Highland, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

411164R 106
(CUSIP Number)

November 9, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John D. Gibbs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 8,819,100 shares of Common Stock 50,000,000 shares of Common stock issuance upon conversion of Promissory Note (See Item 4)*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,819,100 shares of Common Stock 50,000,000 shares of Common stock issuance upon conversion of Promissory Note (See Item 4)*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,819,100 shares of Common Stock 50,000,000 shares of Common stock issuance upon conversion of Promissory Note (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.16% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Convertible Note is subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker and the securities reported in rows (5), (7) and (9) show the number of shares of Common Stock that would be issuable upon full conversion of such reported securities without giving effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (7) and (9).   Upon full conversion of the reported securities without giving effect to the blocker, the Reporting Person would be deemed to beneficially own 54.38 % of the issued and outstanding shares of the Issuer.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is US Highland, Inc. (the " Company ").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
The Company's principal executive offices are located at 5930 Royal Lane, Suite E211, Dallas, TX 75230

Item 2(a).	NAME OF PERSON FILING:

John D. Gibbs

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

807 Wood N Creek Ardmore, OK 73401

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the " Common Stock ")

Item 2(e).	CUSIP NUMBER:
411164R 106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP:

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page and is incorporated herein by reference.  The percentage set forth in Row 11 of the cover page is based on 58,162,669 shares of Common Stock issued and outstanding as of April 14, 2016 as represented in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2016 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, and the conversion of the reported Convertible Note (the " Reported Convertible Note ") is subject to the Blocker (as defined below).

Pursuant to the terms governing the Reported Convertible Note the Reporting Person cannot convert the Reported Convertible Note to the extent the Reporting Person would beneficially own, after any such conversion, more than 4.99% of the outstanding shares of Common Stock (the Blocker "), and the percentage set forth in Row 11 of the cover page gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Person was not able to convert the Reported Convertible Note due to the Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

Item 10.	CERTIFICATION.
The Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: May 4, 2016

/s/ John Gibbs____________

John Gibbs